

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2019

William P. Murnane
Chief Executive Officer
Lazydays Holdings, Inc.
6130 Lazy Days Blvd.
Seffner, Florida 33584

>   **Re: Lazydays Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2018**
>   **Filed March 22, 2019**
>   **File No. 001-38424**

Dear Mr. Murnane:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

General

1.   We note that your forum selection provision in your organizational documents identifies a state court located within the State of Delaware (or if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether or not this provision applies to actions arising under the federal securities laws. If so, please also disclose that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise your risk factor section to

disclose the material risks associated with this provision in your governing documents.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer López, Staff Attorney at (202) 551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products